May 23, 2007

Nicole M. Runyan, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038


Re:     Cohen & Steers Global Real Estate Income Opportunities Fund, Inc.
        SEC File Numbers:  333-142330; 811-22060

Dear Ms. Runyan:

        We have reviewed the registration statement on Form N-2 filed on behalf of
Cohen & Steers Global Real Estate Income Opportunities Fund, Inc. (the "Fund") on
April 24, 2007.  The Fund filed the registration statement to register common shares.
We have the following comments.

## Prospectus

### Investment Objective and Policies

1.      The prospectus states, "Under normal market conditions, the Fund will invest at
least 80% of its managed assets in a portfolio of real estate securities of U.S. and non-
U.S. companies ("Global Real Estate Securities")."  Because the Fund has "global" in its
name, the Fund should disclose the extent the Fund will invest outside the United States.
If true, you may insert disclosure similar to disclosure added to the Cohen & Steers
Institutional Global Realty Shares, Inc. prospectus:

> Under normal market conditions, the fund will invest significantly (at least 40%—
> unless market conditions are not deemed favorable by the Advisor, in which case
> the fund would invest at least 30%) in real estate companies organized or located
> outside the U.S. or doing a substantial amount of business outside the U.S.  The
> fund will allocate its assets among various regions and countries, including the
> United States (but in no less than three different countries).

2.      The prospectus states, "Under normal market conditions, the Fund also may invest
. . . in securities that at the time of investment are rated below investment grade or that
are unrated but judged to be below investment grade by the Investment Manager."  Please
clarify what limit, if any, will apply to investments rated below investment grade and
whether the Fund has any minimum credit limits.  We note that the prospectus later states
that the Fund "will not invest in securities which are in default at the time of purchase."

3.	Please clarify whether dividend capture trades are made with or without regard to whether any income generated by dividends qualifies for the reduced U.S. federal income tax rates applicable to qualified dividends.

4.	Please clarify whether, and to what extent, the Fund considers industry sector and country selection in allocating the assets.

**Summary of Fund Expenses**

5.	Please confirm that footnotes to the fee table, including the fee table in footnote 5, will be in a smaller font than the fee table.

**Dividends and Distributions**

6.	The prospectus states, "Under a Managed Dividend Policy, if, for any distribution, net investment income and net realized capital gains were less than the amount of the distribution, the differences would be distributed from the Fund's assets and would constitute a return of capital." Many investors may not fully understand a return of capital and may assume it is profit rather than a return of their own money. Please disclose (or provide similar disclosure) that, "shareholders who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully, and should not assume that the source of any distribution from the Fund is net profit."

7.	Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

**Short Sale Risk**

8.	In a letter to the staff, please confirm that any expected interest expense or dividends paid in connection with short sales are reflected in the fee table.

**Risk of Market Price Discount from Net Asset Value**

9.	The prospectus states, "Net asset value will be reduced immediately following the offering by the amount of the sales load and offering expenses paid by the Fund." Please clarify whether this reduction applies to common and preferred stock offerings.

**Investment Limitations**

10.     The prospectus states, "Since the Fund concentrates its investments in the real estate industry, your investment in the Fund will be significantly affected by the performance of the real estate markets."  However, this section states, the Fund may not "invest more than 25% of its managed assets in securities of issuers in any one industry." Please revise such language and the fundamental policy to indicate the Fund concentrates in the real estate industry.

**Fund Net Asset Value**

11.     Please discuss the effects of fair value pricing.  For example, fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

<u>**Statement of Additional Information**</u>

**Notes to Financial Statement**

12.     Certain information contained in the notes is inconsistent with the prospectus. Please revise the note disclosure accordingly.

<u>**General**</u>

13.     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

14.     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15.     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

16.     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

\* \* \* \* \* \* \* \*

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,


Keith A. O'Connell
Senior Counsel